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2009 JUN -8 P 1:51

May 27, 2009

OMV awarded two new exploration licenses in Norway

- **Position in E&P core region Northwestern Europe further strengthened**
- **OMV now has a total of eight offshore licenses in Norway**

OMV, the leading energy group in the European growth belt has been awarded two additional offshore exploration licenses in Norway. Both new licenses, PL 529 and PL 537, are located in the Barents Sea. OMV (Norge) AS will operate PL 537 in a joint venture with Idemitsu, Spring Energy and SDØE. In PL 529, OMV is participating in a joint venture with Eni (operator), DONG and Wintershall. The licenses were awarded by the Norwegian Ministry of Petroleum and Energy in the course of the 20th exploration licence round.

Helmut Langanger, OMV Executive Board member, responsible for Exploration and Production, stated: "With our new exploration licenses we are well on track to build a strong? position as an exploration operator in Norway. Recent investments, high quality standards and a strong commitment to the region have proven that OMV is one of the most sustainable companies in the business, operating with a clear strategy for further developments".

OMV Norge AS (40%) will operate the newly awarded license PL 537 with Idemitsu Petroleum Norge AS, Spring Energy Norge AS and SDØE (each 20%) as joint venture partners. PL 537 covers an area of 597 km^2 in the Barents Sea, some 240 km north of the North Cape and is currently the northernmost licence in Norway.

In PL 529, OMV Norge AS (20%) is participating in a joint venture with Eni Norge AS (operator, 40%), DONG Norge AS (20%) and Wintershall Norge AS (20%). The licence covers an area of 676 km^2 and is located around 200 km west of Hammerfest.

OMV now holds five licenses (of which four are OMV operated) in the Barents Sea, an emerging exploration area with high potential which fits well with OMV's overall strategic position and portfolio along the Atlantic Margin (West of Shetland, Ireland, Faroe Islands, Norwegian Sea). Norway will continue to play an important role as part of OMV's core region Northwestern Europe.

dlw 6/8

Move & More. OMV

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 17 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's current daily production volume is approximately 308,000 boe/d and the company's proven reserves at the end of 2008 were approximately 1.2 bn boe.



PL 537
PL 439
PL 449
Barents Sea
PL 529
PL 517
Hammerfest
Norwegian Sea
RUSSIA
PL 471
SWEDEN
FINLAND
NORWAY
PL 439 (OP) OMV 40%
PL 449 (OP) OMV 50%
PL 445 OMV 30%
PL 471 (OP) OMV 50%
PL 517 (OP) OMV 60%
PL 529 OMV 20%
PL 537 (OP) OMV 40%
PL 301CS OMV 30%
500 Kilometers
FAROE ISL.
PL 445
N
OSLO
HELSINKI
STOCKHOLM
Stavanger
PL 301CS
UK

Background information:

PL 529
7016/2, 7116/11

Eni Norge AS (operator):	40%
DONG Norge AS:	20%
OMV Norge AS:	20%
Wintershall Norge AS:	20%

PL 537
7324/7, 8

OMV Norge AS (operator):	40%
Spring Energy Norge AS:	20%
Idemitsu Petroleum Norge AS:	20%
SDØE:	20%

OMV in Norway

Norway is the seventh largest oil producing nation and the third largest oil exporter in the world. OMV (Norge) AS is a wholly owned subsidiary of OMV Exploration & Production GmbH, established in 2005 and headquartered in Stavanger. OMV (Norge) AS currently has interests in eight licenses: five in the Barents Sea, one in the Norwegian Sea and two in the North Sea; five licences are operated by OMV.

Move & More. OMV

OMV Aktiengesellschaft
With Group sales of EUR 25.54 bn, a workforce of 41,282 employees in 2008, and a market capitalization of approximately EUR 8 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 17 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 66 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2008, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefins. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV
Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 1 40440 21600; e-mail: investor.relations@omv.com

Michaela Huber, Press
Tel. +43 1 40440 21475; e-mail: michaela.huber@omv.com

Homepage: www.omv.com

Next result announcement: January – June and Q2 2009 on August 5, 2009